1227 25TH STREET, N.W. SUITE 200 WEST WASHINGTON, D.C. 20037 202-434-4660 FAX 202-434-4661 www.joneswalker.com

* VIA EDGAR *

July 31, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Attention: Ms. Jessica Livingston

Re:	CBM Bancorp, Inc.
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-1 (333-225353)

Dear Ms. Livingston:

On behalf of CBM Bancorp, Inc. (the “Company”), attached is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Pre-Effective Amendment No. 2”), which is being filed today via EDGAR in response to the staff’s comment letter dated July 24, 2018. Pre-Effective Amendment No. 2 includes a “Recent Developments” section with capsule information for the quarter ended June 30, 2018. In addition, Pre-Effective Amendment No. 2 includes various revisions necessitated by the fact that Banks of the Chesapeake, M.H.C. (the “MHC”) will not have a subscription priority for Supplemental Eligible Account Holders since the Board of Governors of the Federal Reserve System approved the MHC’s application for conversion within 15 months of the Eligibility Record Date. Pre-Effective Amendment No. 2 is marked to show all changes from Pre-Effective Amendment No. 1 to the Registration Statement.

For ease of reference, we have reproduced the staff’s comment below followed by the Company’s response. We are also forwarding, via courier, a copy of this letter and a black-lined copy of Pre-Effective Amendment No. 2 to facilitate your review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of Operating Results for the Years Ended December 31, 2017 and 2016 General, page 52

Securities and Exchange Commission

July 31, 2018

1.    We note your response to our prior comment number 12. Please revise to reflect the one-time non-cash adjustment estimate of $483,000 in your tax reconciliation table on page F-29 of Note 9. Income Taxes. In addition, revise the similar disclosure in the second paragraph on page F-30 which discusses the Tax Cuts and Jobs Act.

The disclosure regarding the one-time non-cash adjustment estimate in “Management’s Discussion and Analysis of Financial Condition – Comparison of Operating Results for the Years Ended December 31, 2017 and 2016 – General” has been revised on page 58 as requested. The similar disclosure on F-30 has also been revised.

* * * * *

Please contact the undersigned at (202) 203-1088 or James C. Stewart, Esq. at (202) 434-4671 should you have any comments or questions on the foregoing.

Sincerely,

/s/ Edward B. Crosland, Jr.

Edward B. Crosland, Jr.

Enclosures

cc:	Pamela Long, Assistant Director,

    Securities and Exchange Commission

Joseph M. Solomon, President

Jodi L. Beal, Chief Financial Officer

    CBM Bancorp, Inc.

Allan Jean

    Raymond James & Associates, Inc.

Edward G. Olifer, Esq.

Steve Donahoe, Esq.

    Kilpatrick Townsend & Stockton LLP

James C. Stewart, Esq., Jones Walker LLP

Daniel H. Burd, Esq., Jones Walker LLP